UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Publishes its 2023 UK Annual and Other Reports

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

ANGLOGOLD ASHANTI PUBLISHES ITS 2023 UK ANNUAL AND OTHER REPORTS

AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) announces that it has today, Wednesday, 10 April 2024, published the following reports for the financial year ended 31 December 2023:
•AGA’s UK Annual Report 2023 (including its financial statements as of and for the financial year ended 31 December 2023);
•AGA’s Sustainability Report 2023; and
•AGA’s Mineral Resource and Mineral Reserve Report 2023.

These reports communicate relevant aspects of AngloGold Ashanti’s operating, sustainability and financial performance in 2023 (from 1 January 2023 to 31 December 2023) and are available on its website at www.reports.anglogoldashanti.com.

AngloGold Ashanti’s shareholders may request electronic copies of these reports from the AGA Company Secretarial Department by emailing CompanySecretary@anglogoldashanti.com.

ENDS
London, Denver, Johannesburg

10 April 2024

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 10 April 2024

By:    /s/ L MARWICK
Name:    L Marwick
Title:    Chief Legal Officer